EXHIBIT 99.2

GROUP MEMBERS*

CarCor Investment Holdings LLC

CF Cardio Investors LLC

Axon Cardio LLC

Phoenix IP Ventures-II, LP

*	Because each is a Member of CarCor Investment Holdings LLC, (“CarCor”), each of CF Cardio Investors LLC (“CF Cardio”), as owner of 70.981% of the membership interests of CarCor, Axon Cardio LLC, as owner of 28.302% of the membership interests of CarCor, and Phoenix IP Ventures-II, LP, as owner of 0.717% of the membership interests of CarCor, may be deemed to be a member of a “group” with CarCor pursuant to Rule 13d-5(b)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). CarCor, CF Cardio and the other Reporting Persons disclaim membership in any “group” with respect to holdings of the Common Shares.